Exhibit 99.3

F O R M O F P R O X Y for the Annual General Meeting of Shareholders of Centerra Gold Inc. to be held on September 22, 2022

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT

OF CENTERRA GOLD INC.

The undersigned shareholder of Centerra Gold Inc. (the “Corporation”) hereby appoints Michael Parrett, Chair of the board of directors of the Corporation, or failing him, Scott Perry, President and Chief Executive Officer of the Corporation, or instead of any of the foregoing                                                                , as proxy of the undersigned, to attend, vote and act for and on behalf of the undersigned at the annual general meeting of shareholders of the Corporation to be held on September 22, 2022 at 11:00 a.m. (Toronto Time) in a virtual-only format via live audio webcast at https://web.lumiagm.com/489253739, or any postponement or adjournment thereof, in the same manner, to the same extent and with the same powers as if the undersigned were personally present, upon the following matters and in accordance with the following directions.

Note: If you are appointing a proxyholder other than the representatives of management of the Corporation whose names are printed above, YOU MUST: Step 1: Return your proxy to TSX Trust Company (“TSX Trust”) AND Step 2: Register your proxyholder by contacting TSX Trust at 1-866-751-6315 (within North America) or 212-235-5754 (outside North America) or by internet at https://www.tsxtrust.com/control-number-request, and provide TSX Trust with the required information for your proxyholder so that TSX Trust may provide the proxyholder with a Control Number. This Control Number will allow your proxyholder to log in to and vote at the Meeting online. Requests for a Control Number must be received by TSX Trust by 11:00 a.m. (Toronto time) on September 20, 2022. WITHOUT A CONTROL NUMBER, YOUR PROXYHOLDER WILL NOT BE ABLE TO VOTE OR ASK QUESTIONS AT THE MEETING. THEY WILL ONLY BE ABLE TO ATTEND THE MEETING ONLINE AS A GUEST. See the accompanying management information circular for further information regarding appointing a third party proxyholder.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

The undersigned specifies that all of the voting shares owned by him or her and represented by this form of proxy shall be:

(1)	ELECTION OF DIRECTORS
	For	Against		For	Against
	Richard W. Connor		Sheryl K. Pressler
	Wendy Kei		Bruce V. Walter
	Michael S. Parrett		Paul N. Wright
	Jacques Perron		Susan L. Yurkovich
Scott G. Perry

(2)	APPOINTMENT OF AUDITORS			For	Withhold
To approve the appointment of KPMG LLP as the auditors of the Corporation for the ensuing year and to authorize the directors of the Corporation to fix the remuneration to be paid to the auditors.

(3)	EXECUTIVE COMPENSATION			For	Against
To approve a non-binding advisory resolution to accept the Corporation’s approach to executive compensation.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the meeting. If no voting instructions are indicated above, this proxy will be voted as recommended by Management.

Dated: , 2022.

Name of Shareholder (Please print as registered)	Signature of Shareholder

NOTES:

(1)	The individuals named in this proxy are representatives of management of the Corporation and are the Chair and the President and Chief Executive Officer of the Corporation, respectively. You have the right to appoint another person or company to represent you at the meeting. If you wish to appoint someone else to represent you at the meeting, insert that other person’s name in the blank space set out above in this form of proxy or by completing another proper form of proxy. The person you appoint to represent you at the meeting need not be a shareholder of the Corporation. Note: If you are appointing a proxyholder other than the persons whose names are printed above and who are appointed by the management of the Corporation, YOU MUST return your proxy to TSX Trust AND register your proxyholder by contacting TSX Trust at 1-866-751-6315 (within North America) or 212-235-5754 (outside North America), and provide TSX Trust with the required information for your proxyholder so that TSX Trust may provide the proxyholder with a Control Number. Requests for a Control Number must be received by TSX Trust by 11:00 a.m. (Toronto time) on September 22, 2022. This Control Number will allow your proxyholder to log in to and vote at the Meeting online. Without a Control Number, your proxyholder will not be able to vote or ask questions at the meeting. They will only be able to attend the meeting online as a guest.

(2)	To be valid, this proxy must be signed and deposited with the Corporation’s transfer agent, TSX Trust no later than 11:00 a.m. (Toronto time) on September 22, 2022, 2022 or, if the Meeting is postponed or adjourned, on a day other than a Saturday, Sunday or holiday which is at least 48 hours before the time of such reconvened meeting. Late proxies may be accepted or rejected by the Chair of the meeting at his sole discretion; the Chair of the meeting is under no obligation to accept or reject a late proxy. The Chair of the meeting may extend or waive the proxy cut-off time in his discretion and without notice.

(3)	If shares are registered in the name of an individual, please sign exactly as your shares are registered.

If the shareholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed.

If shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of the deceased or other shareholder, the shareholder’s name must be printed in the space provided, the proxy must be signed by the legal representative with his/her name printed below his/her signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.

If shares are registered in the name of two or more persons, then all those persons should sign this proxy.

All registered owners of shares should refer to the accompanying management information circular for further information regarding completion and use of this proxy and other information pertaining to the meeting.

(4)	If this proxy is not dated in the space provided, it is deemed to bear the date on which it is mailed by management of the Corporation.

(5)	The shares represented by this proxy will be voted as directed by the shareholder; however, if such a specification is not made in respect of any matter, this proxy will be voted FOR such matters by the representatives of management of the Corporation or, if you appoint another proxyholder, as that other proxyholder sees fit.

HOW TO VOTE

Vote Online:

At www.tsxtrust.com/vote-proxy where you will enter your 13 digit control number located on this proxy. You may also appoint a person other than the persons designated on this form of proxy by following the instructions provided on the website.

Vote by Telephone:

Call toll free 1-888-489-5760 and follow the voice instructions. To vote by telephone you will need the 13 digit control number located on this proxy. If you vote by telephone, please do not return this proxy.

Vote by Mail, Fax or Email:

•	Complete and return your signed proxy in the envelope provided and send to:

TSX Trust Company
Attn: Proxy Department
P.O. Box 721
Agincourt, ON M1S 0A1
Canada

•	Fax (both sides of proxy form) to: 416-368-2502 or toll free North America to: 1-866-781-3111

•	Scan and email (both sides of the proxy form) to proxyvote@tmx.com

Vote at the Meeting:

At the time of the Meeting, eligible registered shareholders or proxyholders may log in at https://web.lumiagm.com/489253739 click on “I have a login” and enter the 13-digit control number found on the proxy accompanying this notice. The generic password to be entered is “centerra2022” (case sensitive).

Proxies must be received by September 20, 2022 at 11:00 a.m. (Toronto time) or, if the Meeting is postponed or adjourned, on a day other than a Saturday, Sunday or holiday which is at least 48 hours before the time of such reconvened meeting.

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